EXHIBIT 13.1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in millions of Canadian dollars except per share amounts)

	3 months ended March 31
Unaudited	2014	2013

Revenues	775	540
Fuel and purchased power	335	201
Gross margin	440	339
Operations, maintenance, and administration	144	115
Depreciation and amortization	135	127
Inventory writedown	4	14
Taxes, other than income taxes	7	7
Operating income	150	76
Finance lease income	12	11
Equity loss (Note 3)	-	(4)
Net interest expense (Note 4)	(66)	(62)
Foreign exchange loss	(5)	(1)
Loss on assumption of pension obligations	-	(29)
Earnings (loss) before income taxes	91	(9)
Income tax expense (recovery) (Note 5)	18	(17)
Net earnings	73	8

Net earnings (loss) attributable to:
TransAlta shareholders	58	(2)
Non-controlling interests	15	10
	73	8

Net earnings (loss) attributable to TransAlta shareholders	58	(2)
Preferred share dividends (Note 12)	9	9
Net earnings (loss) attributable to common shareholders	49	(11)
Weighted average number of common shares outstanding in the period (millions)	270	258

Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.18	(0.04)

See accompanying notes.

TRANSALTA CORPORATION / Q1 2014 1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2014	2013

Net earnings	73	8
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	(5)	7
Reclassification of losses on derivatives designated as cash flow hedges to non-financial assets, net of tax(2)	-	1
Total items that will not be reclassified subsequently to net earnings	(5)	8
Gains on translating net assets of foreign operations	53	25
Losses on financial instruments designated as hedges of foreign operations, net of tax(3)	(47)	(21)
Gains on derivatives designated as cash flow hedges, net of tax(4)	13	14
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(5)	(20)	(19)
Other comprehensive loss of equity investees, net of tax(6)	(1)	(2)
Total items that will be reclassified subsequently to net earnings	(2)	(3)
Other comprehensive income (loss)	(7)	5
Total comprehensive income	66	13

Total comprehensive income (loss) attributable to:
Common shareholders	45	(4)
Non-controlling interests	21	17
	66	13

(1) Net of income tax recovery of 1 for the three months ended March 31, 2014 (2013 - 2 expense).
(2) Net of income tax of nil for the three months ended March 31, 2014 (2013 - nil).
(3) Net of income tax recovery of 7 for the three months ended March 31, 2014 (2013 - 3 recovery).
(4) Net of income tax expense of 2 for the three months ended March 31, 2014 (2013 - 2 recovery).
(5) Net of income tax expense of 1 for the three months ended March 31, 2014 (2013 - 3 expense).
(6) Net of income tax of nil for the three months ended March 31, 2014 (2013 - 1 recovery).

See accompanying notes.

2 TRANSALTA CORPORATION / Q1 2014

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions of Canadian dollars)

	March 31, 2014	Dec. 31, 2013
Unaudited		(Restated)*
Cash and cash equivalents	37	42
Accounts receivable (Note 8)	392	473
Current portion of finance lease receivable	3	3
Collateral paid (Note 8)	26	20
Prepaid expenses	39	12
Risk management assets (Notes 7 and 8)	116	113
Inventory	85	77
Income taxes receivable	13	8
Assets held for sale (Note 3)	211	-
	922	748
Investments (Note 3)	-	192
Long-term portion of finance lease receivable	389	377
Property, plant, and equipment (Note 9)
Cost	12,143	12,024
Accumulated depreciation	(4,972)	(4,831)
	7,171	7,193

Goodwill	461	460
Intangible assets	323	323
Deferred income tax assets	108	118
Risk management assets (Notes 7 and 8)	102	116
Other assets	89	97
Total assets	9,565	9,624

Accounts payable and accrued liabilities	450	447
Current portion of decommissioning and other provisions	18	16
Risk management liabilities (Notes 7 and 8)	69	85
Income taxes payable	1	3
Dividends payable (Note 11)	53	85
Current portion of finance lease obligation	7	8
Current portion of long-term debt (Notes 7 and 10)	796	209
	1,394	853
Long-term debt (Notes 7 and 10)	3,493	4,113
Long-term portion of finance lease obligation	16	17
Decommissioning and other provisions	325	316
Deferred income tax liabilities	454	459
Risk management liabilities (Notes 7 and 8)	105	103
Defined benefit obligation and other long-term liabilities	342	340
Equity
Common shares (Note 11)	2,941	2,913
Preferred shares (Note 12)	781	781
Contributed surplus	9	9
Deficit	(734)	(735)
Accumulated other comprehensive loss	(75)	(62)
Equity attributable to shareholders	2,922	2,906
Non-controlling interests (Note 6)	514	517
Total equity	3,436	3,423
Total liabilities and equity	9,565	9,624

* See Note 2(A) for prior period restatements.
Commitments (Note 13)
Contingencies (Note 14)
Subsequent events (Note 16)

See accompanying notes.

TRANSALTA CORPORATION / Q1 2014 3

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of Canadian dollars)

3 months ended March 31, 2014

Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2013	2,913	781	9	(735)	(62)	2,906	517	3,423
Net earnings	-	-	-	58	-	58	15	73
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	6	6	-	6
Net gains (losses) on derivatives designated as cash flow hedges, net of tax	-	-	-	-	(13)	(13)	6	(7)
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(5)	(5)	-	(5)
Other comprehensive loss of equity investees, net of tax	-	-	-	-	(1)	(1)	-	(1)
Total comprehensive income (loss)				58	(13)	45	21	66
Common share dividends	-	-	-	(48)	-	(48)	-	(48)
Preferred share dividends	-	-	-	(9)	-	(9)	-	(9)
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(24)	(24)
Common shares issued	28	-	-	-	-	28	-	28
Balance, March 31, 2014	2,941	781	9	(734)	(75)	2,922	514	3,436

3 months ended March 31, 2013

Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2012	2,726	781	9	(362)	(136)	3,018	330	3,348
Net earnings (loss)	-	-	-	(2)	-	(2)	10	8
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	4	4	-	4
Net gains (losses) on derivatives designated as cash flow hedges, net of tax	-	-	-	-	(11)	(11)	7	(4)
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	7	7	-	7
Other comprehensive loss of equity investees, net of tax	-	-	-	-	(2)	(2)	-	(2)

Total comprehensive income (loss)				(2)	(2)	(4)	17	13
Common share dividends	-	-	-	(75)	-	(75)	-	(75)
Preferred share dividends	-	-	-	(9)	-	(9)	-	(9)
Distributions to non-controlling interests	-	-	-	-	-	-	(19)	(19)
Common shares issued	54	-	-	-	-	54	-	54

Balance, March 31, 2013	2,780	781	9	(448)	(138)	2,984	328	3,312

See accompanying notes.

4 TRANSALTA CORPORATION / Q1 2014

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2014	2013

Operating activities
Net earnings	73	8
Depreciation and amortization	150	139
Accretion of provisions	5	4
Decommissioning and restoration costs settled	(3)	(5)
Deferred income tax expense (recovery) (Note 5)	10	(25)
Unrealized (gain) loss from risk management activities	(2)	41
Unrealized foreign exchange gain	9	4
Provisions	(2)	(7)
Equity loss (Note 3)	-	4
Other non-cash items	(3)	16
Cash flow from operations before changes in working capital	237	179
Change in non-cash operating working capital balances	42	77
Cash flow from operating activities	279	256

Investing activities
Additions to property, plant, and equipment (Note 9)	(71)	(125)
Additions to intangibles	(6)	(7)
Realized losses on financial instruments	(16)	(2)
Net decrease in collateral received from counterparties	-	(1)
Net (increase) decrease in collateral paid to counterparties	(4)	3
Decrease in finance lease receivable	1	1
Change in non-cash investing working capital balances	(9)	(19)
Cash flow used in investing activities	(105)	(150)

Financing activities
Net decrease in borrowings under credit facilities (Note 10)	(116)	(33)
Repayment of long-term debt (Note 10)	(2)	(2)
Dividends paid on common shares (Note 11)	(50)	(20)
Dividends paid on preferred shares (Note 12)	(9)	(9)
Realized gains on financial instruments	25	-
Distributions paid to subsidiaries' non-controlling interests (Note 6)	(26)	(19)
Decrease in finance lease obligation	(2)	-
Other	-	(1)
Cash flow used in financing activities	(180)	(84)
Cash flow from (used) in operating, investing, and financing activities	(6)	22
Effect of translation on foreign currency cash	1	1
Increase (decrease) in cash and cash equivalents	(5)	23
Cash and cash equivalents, beginning of period	42	27
Cash and cash equivalents, end of period	37	50
Cash income taxes paid	16	12
Cash interest paid	39	39

See accompanying notes.

TRANSALTA CORPORATION / Q1 2014 5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or “the Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, these should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2014.

B. Use of Estimates

The preparation of these condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(W) of the 2013 annual consolidated financial statements for a more detailed discussion of the critical accounting judgments and key sources of estimation uncertainty.

C. Significant Judgments

Management has assessed it is highly probable the transactions described in Note 3 will close within a one-year time frame, thereby meeting the conditions of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations for presenting the assets as held for sale within current assets. The net earnings for the three months ended March 31, 2014 includes the equity loss from these investments up to the date of this reclassification.

6 TRANSALTA CORPORATION / Q1 2014

2. ACCOUNTING CHANGES

A. Current Accounting Policy Changes

I. Inception Gains and Losses

The Corporation restated the Condensed Consolidated Statement of Financial Position as at Dec. 31, 2013 to reclassify the inception gains or losses arising from differences between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model. These amounts were previously reported as gross contra-risk management assets or liabilities. The adjustment reclassifies them as direct offsets to the value of the derivative contract to which they relate. As a result of the adjustment, long-term risk management assets and long-term risk management liabilities were reduced by $160 million at Dec. 31, 2013. Corresponding adjustments to the Dec. 31, 2012 Condensed Consolidated Statement of Financial Position were immaterial. Refer to Note 7(C) for further information on inception gains and losses.

II. IAS 32 Financial Instruments: Presentation

On Jan. 1, 2014, the Corporation adopted the amendments to IAS 32 Financial Instruments: Presentation. There was no impact of adopting the IAS 32 amendments on the condensed consolidated financial statements.

III. IAS 36 Impairment of Assets

On Jan. 1, 2014, the Corporation adopted the amendments to the disclosure requirements of IAS 36 Impairment of Assets. The amended disclosure requirements did not have an impact on the condensed consolidated financial statements.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation include: IFRS 9 Financial Instruments. In February 2014, the IASB indicated that IFRS 9 will be effective for annual periods beginning on or after Jan. 1, 2018. The Corporation continues to assess the impact of adopting this standard.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TRANSALTA CORPORATION / Q1 2014 7

3. ASSETS HELD FOR SALE

On Feb. 20, 2014, TransAlta announced it had entered into agreements to sell the Corporation’s 50 per cent ownership of CE Generation, LLC (“CE Gen”), CalEnergy LLC, the Blackrock development project, and Wailuku Holding Company, LLC (“Wailuku”) to MidAmerican Renewables for total proceeds of U.S.$193.5 million. While certain regulatory approvals are required, the Corporation anticipates that the sale of CE Gen, CalEnergy LLC, and the Blackrock development project will close in the second quarter of 2014 and that the sale of Wailuku will close in the fourth quarter of 2014. The assets held for sale are included in the Generation Segment. No loss was recognized on initial classification of the assets as held for sale as the assets continue to be measured at carrying amount. Coincident with the classification as held for sale, the Corporation no longer uses the equity method of accounting for CE Gen and Wailuku, and has also reclassified Blackrock project development costs from other assets.

4. NET INTEREST EXPENSE

The components of net interest expense are as follows:

	3 months ended March 31
	2014	2013
Interest on debt	61	60
Capitalized interest	-	(2)
Interest expense	61	58
Accretion of provisions	5	4
Net interest expense	66	62

5. INCOME TAXES

The components of income tax expense (recovery) are as follows:

	3 months ended March 31
	2014	2013
Current income tax expense	8	8
Adjustments in respect of deferred income tax of a prior period	1	-
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	11	(19)
Deferred income tax recovery resulting from changes in tax rates or laws(1)	-	(6)
Benefit arising from previously unrecognized tax loss, tax credit, or temporary difference of a prior period used to reduce deferred income tax expense	(1)	-
Deferred income tax recovery arising from the reversal of a previous writedown of deferred income tax assets	(1)	-
Income tax expense (recovery)	18	(17)

(1) Relates to the impact of adjusting the deferred tax rate to incorporate the Ontario M&P tax credit. Previously, the Corporation had been using the Ontario general corporate tax rate of 11.5 per cent.

Presented in the Condensed Consolidated Statements of Earnings (Loss) as follows:

	3 months ended March 31
	2014	2013
Current income tax expense	8	8
Deferred income tax expense (recovery)	10	(25)
Income tax expense (recovery)	18	(17)

8 TRANSALTA CORPORATION / Q1 2014

6. NON-CONTROLLING INTERESTS

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

I. TransAlta Cogeneration L.P.

	3 months ended March 31
	2014	2013
Revenues	82	80
Net earnings	20	18
Total comprehensive income	32	32

Amounts attributable to the non-controlling interest:
Net earnings	10	9
Total comprehensive income	16	16

Distributions to the non-controlling interest	21	18

As at	March 31, 2014	Dec. 31, 2013
Current assets	56	56
Long-term assets	617	632
Current liabilities	(55)	(56)
Long-term liabilities	(65)	(68)
Total equity	(553)	(564)
Equity attributable to the non-controlling interest	(275)	(280)
Non-controlling interest share (per cent)	49.99	49.99

II. TransAlta Renewables

Amounts attributable to the TransAlta Renewables’ non-controlling interests, include the 17 per cent non-controlling interest in its Kent Hills wind farm.

3 months ended March 31	2014
Revenues	68
Net earnings and total comprehensive income	22

Amounts attributable to the non-controlling interests:
Net earnings and total comprehensive income	5

Distributions to the non-controlling interests	3

As at	March 31, 2014	Dec. 31, 2013
Current assets	51	59
Long-term assets	1,944	1,954
Current liabilities	(101)	(100)
Long-term liabilities	(813)	(846)
Total equity	(1,081)	(1,067)
Equity attributable to non-controlling interests	(239)	(237)
Non-controlling interests share (per cent)(1)	19.30	19.30

(1) See Note 16 for details of subsequent change in the non-controlling interests.

TRANSALTA CORPORATION / Q1 2014 9

7. FINANCIAL INSTRUMENTS

A. Financial Assets and Liabilities - Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Levels I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

Energy trading includes, in Level II, over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

The Corporation also has various contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

10 TRANSALTA CORPORATION / Q1 2014

The Corporation has a Commodity Exposure Management Policy (the “Policy”), which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. The Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding energy trading Level III fair value measurements are determined by the Corporation’s Risk Management department. Level III fair values are calculated within the Corporation’s Energy Trading Risk Management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the Risk Management and Finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III energy trading fair values are determined at March 31, 2014 is estimated to be a +/- $121 million (Dec. 31, 2013 - $105 million) impact to the carrying value of the financial instruments. Fair values are stressed for volumes and prices. An amount of +/-$94 million (Dec. 31, 2013 - $87 million) in the stress value stems from a long dated power sale contract that is designated as a cash flow hedge, while the remaining +/-$27 million (Dec. 31, 2013 - $18 million) accounts for the rest of the portfolio. The volumes are stressed up and down one standard deviation from historically available production data. Prices are stressed for longer-term deals where there are no liquid market quotes using various internal and external forecasting sources to establish a high and a low price range.

Information about the effects on fair values of significant unobservable inputs used in determining Level III fair values is as follows:

Description	Effects on fair values as at March 31, 2014	Valuation Technique	Unobservable input	Range

Unit contingent		Historical	Price discount	0.4 - 1.5 per cent
power purchases	26	analysis	Volumetric discount(1)	0 - 11 per cent

Long-term power sales	211	Long-term price forecast	Illiquid future power prices (per MW)	U.S.$32 - U.S.$79 and $71 - $116

			Volumes (MWh)	18 - 25 per cent of available generation
			Illiquid commodity forward price volatilities	6 - 27 per cent
		Vanilla and exotic	Illiquid future power prices (per MWh)	U.S.$32 - U.S.$79
Coal supply revenue sharing	(9)	option valuation techniques	Illiquid future coal prices (per Tonne)	U.S.$13 - U.S.$15

Unit contingent power sales	(3)	Black-Scholes	Illiquid commodity forward price volatilities	40 per cent

Transmission and financial transmission rights	1	Historical bootstrap	Illiquid forward power price spreads (per MWh)	$(8) - $9

(1) A change in the volumetric discount, could, depending on other market dynamics, result in a directionally similar change in the price discount.

TRANSALTA CORPORATION / Q1 2014 11

Description	Effects on fair values as at Dec. 31, 2013	Valuation Technique	Unobservable input	Range

Unit contingent power purchases	43	Historical bootstrap	Price discount Volumetric discount(1)	0 - 2 per cent 0 - 14 per cent

Long-term power sale	225	Long-term price forecast	Illiquid future power prices (per MW)	$34.40 - $90.83

Coal supply revenue sharing	(12)	Black-Scholes	Volumes (MWh) Illiquid future implied volatilities in MidC power	18 - 25 per cent of available generation 35 per cent

Unit contingent power sales	(5)	Black-Scholes	Illiquid commodity forward price volatilities	55 per cent

(1) A change in the volumetric discount, could, depending on other market dynamics, result in a directionally similar change in the price discount.

The effects on fair values of significant unobservable inputs exclude the effects of observable inputs such as liquidity and credit discounts, as well as unamortized inception gains and losses associated with these instruments.

II. Energy Trading

Energy trading includes risk management assets and liabilities that are used in the Energy Trading and Generation segments in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of the Energy Trading and Generation business segments.

The following tables summarize the key factors impacting the fair value of energy trading risk management assets and liabilities by classification level during the three months ended March 31, 2014 and 2013, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2013	-	(66)	55	-	14	11	-	(52)	66
Changes attributable to:
Market price changes on existing contracts	-	(7)	(13)	-	(10)	8	-	(17)	(5)
Market price changes on new contracts	-	1	-	-	-	4	-	1	4
Contracts settled	-	8	(1)	-	30	(31)	-	38	(32)

Net risk management assets (liabilities) March 31, 2014	-	(64)	41	-	34	(8)	-	(30)	33

Additional Level III information:
Losses recognized in OCI			(13)			-			(13)
Total gains included in earnings before income taxes			1			12			13
Unrealized losses included in earnings before income taxes relating to net liabilities held at March 31, 2014			-			(19)			(19)

12 TRANSALTA CORPORATION / Q1 2014

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2012	-	(63)	3	(1)	79	28	(1)	16	31
Changes attributable to:
Market price changes on existing contracts	-	(10)	(3)	-	(19)	10	-	(29)	7
Market price changes on new contracts	-	(2)	-	-	(10)	(17)	-	(12)	(17)
Contracts settled	-	2	-	1	(5)	(4)	1	(3)	(4)

Net risk management assets (liabilities) at March 31, 2013	-	(73)	-	-	45	17	-	(28)	17

Additional Level III information:
Losses recognized in OCI			(3)			-			(3)
Total losses included in earnings before income taxes			-			(7)			(7)
Unrealized losses included in earnings before income taxes relating to net assets held at March 31, 2013			-			(11)			(11)

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy trading transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks.

The following tables summarize the key factors impacting the fair value of other risk management assets and liabilities by classification level during the three months ended March 31, 2014 and 2013, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets at Dec. 31, 2013	-	26	-	-	1	-	-	27	-
Changes attributable to:
Market price changes on existing contracts	-	29	-	-	-	-	-	29	-
Market price changes on new contracts	-	(1)	-	-	(3)	-	-	(4)	-
Contracts settled	-	(11)	-	-	-	-	-	(11)	-

Net risk management assets (liabilities) at March 31, 2014	-	43	-	-	(2)	-	-	41	-

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2012	-	(50)	-	-	1	-	-	(49)	-
Changes attributable to:
Market price changes on existing contracts	-	28	-	-	-	-	-	28	-
Market price changes on new contracts	-	(3)	-	-	1	-	-	(2)	-
Contracts settled	-	(1)	-	-	(1)	-	-	(2)	-
Net risk management assets (liabilities) at March 31, 2013	-	(26)	-	-	1	-	-	(25)	-

TRANSALTA CORPORATION / Q1 2014 13

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying
	Level I	Level II	Level III	Total	value
Long-term debt(1) - March 31, 2014	-	4,401	-	4,401	4,227
Long-term debt(1) - Dec. 31, 2013	-	4,367	-	4,367	4,262

(1) Includes current portion and excludes $62 million (Dec. 31, 2013 - $60 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The book value of other short-term financial assets and liabilities (cash and cash equivalents, accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to Note 7(B) for Level III fair value valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings (loss), and a reconciliation of changes during the period is as follows:

Three months ended March 31	2014	2013
Unamortized net gain at beginning of period	160	5
New inception gains	5	-
Amortization recorded in net earnings during the period	4	(2)
Unamortized net gain at end of period	169	3

14 TRANSALTA CORPORATION / Q1 2014

8. RISK MANAGEMENT ACTIVITIES

A. Risk Management Assets and Liabilities

Aggregate risk management assets and liabilities are as follows:

As at	March 31, 2014					Dec. 31, 2013
						(Restated)*

	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total	Total
Risk management assets
Energy trading
Current	-	2	-	77	79	99
Long-term	-	71	-	17	88	101
Total energy trading risk management assets	-	73	-	94	167	200

Other
Current	-	35	-	2	37	14
Long-term	-	7	7	-	14	15
Total other risk management assets	-	42	7	2	51	29

Risk management liabilities
Energy trading
Current	-	19	-	40	59	84
Long-term	-	77	-	28	105	102
Total energy trading risk management liabilities	-	96	-	68	164	186

Other
Current	1	5	-	4	10	1
Long-term	-	-	-	-	-	1
Total other risk management liabilities	1	5	-	4	10	2

Net energy trading risk management assets (liabilities)	-	(23)	-	26	3	14
Net other risk management assets (liabilities)	(1)	37	7	(2)	41	27
Net total risk management assets (liabilities)	(1)	14	7	24	44	41

* See Note 2(A) for prior period restatements.

TRANSALTA CORPORATION / Q1 2014 15

Hedges

a. Cash Flow Hedges

i. Energy Trading Risk Management

As at March 31, 2014, cumulative gains of $4 million related to certain cash flow hedges that were previously de-designated and no longer meet the criteria for hedge accounting continue to be deferred in accumulated other comprehensive income (loss) (“AOCI”) and will be reclassified to net earnings as the forecasted transactions occur or immediately if the forecasted transactions are no longer expected to occur.

ii. Cash Flow Hedge Impacts

Over the next 12 months ended March 31, 2015, the Corporation estimates that $16 million of after-tax losses will be reclassified from AOCI to net earnings. These estimates assume constant natural gas and power prices, interest rates, and exchange rates over time; however, the actual amounts that will be reclassified may vary based on changes in these factors.

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 20(B) of the Corporation’s most recent annual consolidated financial statements.

I. Commodity Price Risk

Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with commodity and other derivatives. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance - covariance approach.

a. Commodity Price Risk - Proprietary Trading

The Corporation’s Energy Trading Segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

VaR at March 31, 2014 associated with the Corporation’s proprietary energy trading activities was $2 million (Dec. 31, 2013 - $2 million).

b. Commodity Price Risk - Generation

The Generation Segment utilizes various commodity contracts and other financial instruments to manage the commodity price risk associated with its electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. VaR at March 31, 2014 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $30 million (Dec. 31, 2013 - $42 million). VaR at March 31, 2014 associated with positions and economic hedges that do not meet hedge accounting requirements was $9 million (Dec. 31, 2013 - $11 million).

16 TRANSALTA CORPORATION / Q1 2014

II. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the distribution, by credit rating, of certain financial assets as at March 31, 2014:

(Per cent)	Investment grade	Non-investment grade	Total
Accounts receivable	85	15	100
Risk management assets	100	-	100

The Corporation’s maximum exposure to credit risk at March 31, 2014, without taking into account collateral held or right of set-off, is represented by the carrying amounts of accounts receivable and risk management assets as per the Condensed Consolidated Statements of Financial Position. Letters of credit and cash are the primary types of collateral held as security related to these amounts.

The maximum credit exposure to any one counterparty for commodity trading operations and hedging, excluding the California market receivables (Refer to Note 5 of the 2013 annual consolidated financial statements), and including the fair value of open trading positions, net of any collateral held, at March 31, 2014 was $27 million (Dec. 31, 2013 - $23 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2014	2015	2016	2017	2018	2019 and thereafter	Total
Accounts payable and accrued liabilities	450	-	-	-	-	-	450
Debt(1)	206	710	29	751	754	1,837	4,287
Energy trading risk management (assets) liabilities	(11)	10	10	-	(6)	(6)	(3)
Other risk management (assets) liabilities	-	(30)	(3)	(1)	(7)	-	(41)
Interest on long-term debt(2)	160	182	175	165	125	801	1,608
Dividends payable	53	-	-	-	-	-	53
Total	858	872	211	915	866	2,632	6,354

(1) Excludes impact of hedge accounting and includes drawn credit facilities that are currently scheduled to mature in 2015 and 2017.
(2) Not recognized as a financial liability on the Consolidated Statements of Financial Position.

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at March 31, 2014, the Corporation had posted collateral of $121 million (Dec. 31, 2013 - $94 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, including a credit rating downgrade to below investment grade, which if triggered would result in the Corporation having to post an additional $103 million of collateral to its counterparties based upon the value of the derivatives at March 31, 2014.

TRANSALTA CORPORATION / Q1 2014 17

9. PROPERTY, PLANT, AND EQUIPMENT

A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Thermal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2013	77	2,952	912	2,242	578	153	279	7,193
Additions	-	1	-	-	-	68	2	71
Depreciation	-	(69)	(25)	(24)	(14)	-	(3)	(135)
Revisions and additions to decommissioning and restoration costs	-	8	2	4	2	-	-	16
Retirement of assets	-	(4)	(1)	(1)	(1)	-	-	(7)
Change in foreign exchange rates	1	14	12	3	1	1	1	33
Transfers	1	51	5	6	3	(73)	7	-
As at March 31, 2014	79	2,953	905	2,230	569	149	286	7,171

(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.

10. LONG-TERM DEBT

A. Debt and Letters of Credit

The amounts outstanding are as follows:

As at	March 31, 2014			Dec. 31, 2013
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	749	749	2.5%	852	852	2.6%
Debentures	1,242	1,251	6.1%	1,269	1,251	6.1%
Senior notes(3)	1,896	1,881	5.6%	1,797	1,809	5.6%
Non-recourse(4)	377	381	5.9%	376	380	5.9%
Other	25	25	6.2%	28	28	6.3%
	4,289	4,287		4,322	4,320
Less: recourse current portion	(761)	(761)		(209)	(209)
Less: non-recourse current portion	(35)	(35)		-	-
Total long-term debt	3,493	3,491		4,113	4,111

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities. Includes U.S.$300 million at March 31, 2014 (Dec. 31, 2013 - U.S.$300 million).
(3) U.S. face value at March 31, 2014 - U.S.$1.7 billion (Dec. 31, 2013 - U.S.$1.7 billion).
(4) Includes U.S.$20 million at March 31, 2014 (Dec. 31, 2013 - U.S.$20 million).

18 TRANSALTA CORPORATION / Q1 2014

As at March 31, 2014, TransAlta had a total of $2.1 billion (Dec. 31, 2013 - $2.1 billion) of committed credit facilities and bilateral credit facilities, of which $0.9 billion (Dec. 31, 2013 - $0.9 billion) was not drawn, and was available, subject to customary borrowing conditions.

The total outstanding letters of credit as at March 31, 2014 was $427 million (Dec. 31, 2013 - $370 million) with no (Dec. 31, 2013 - nil) amounts exercised by third parties under these arrangements. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business.

B. Restrictions

Debt agreements of $5 million related to the Windsor plant, owned by the Corporation’s TransAlta Cogeneration L.P. subsidiary, include principal and interest funding provisions that restrict the Corporation’s ability to access funds generated by the operations of the plant. The Corporation has provided a letter of credit in the amount of the funding requirements, thereby permitting it to access the funds.

Debentures of $342 million issued by the Corporation’s Canadian Hydro Developers, Inc. subsidiary include restrictive covenants requiring the proceeds received from the sale of assets to be reinvested into similar renewables assets.

11. COMMON SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended March 31
	2014		2013
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	268.2	2,916	254.7	2,730
Issued under the dividend reinvestment and optional common share purchase plan	2.1	28	3.7	53
	270.3	2,944	258.4	2,783

Amounts receivable under Employee Share Purchase Plan	-	(3)	-	(4)
Issued and outstanding, end of period	270.3	2,941	258.4	2,779

TRANSALTA CORPORATION / Q1 2014 19

B. Dividends

The following table summarizes the common share dividends declared or paid within the three months ended March 31:

Date declared	Payment date	Dividend per share ($)	Total dividends	Dividends paid in cash	Dividends paid in shares
2014

Feb. 20, 2014	Apr. 1, 2014	0.18	48	30	18
Oct. 30, 2013	Jan. 1, 2014	0.29	78	50	28

2013

Jan. 28, 2013	Apr. 1, 2013	0.29	75	22	53
Oct. 24, 2012	Jan. 1, 2013	0.29	73	20	53

On April 1, 2014, 1.5 million common shares were issued for dividends reinvested.

There have been no other transactions involving common shares between the reporting date and the date of completion of these condensed consolidated financial statements.

12. PREFERRED SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of first preferred shares, and the Board of Directors is authorized to determine the rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

At March 31, 2014 and Dec. 31, 2013, the Corporation had 12.0 million Series A, 11.0 million Series C, and 9.0 million Series E Cumulative Redeemable Rate Reset First Preferred shares, issued and outstanding.

B. Dividends

The following table summarizes the preferred share dividends declared or paid within the three months ended March 31:

		Series A		Series C		Series E
Date declared	Payment date	Dividend per share ($)	Total dividends	Dividend per share ($)	Total dividends	Dividend per share ($)	Total dividends
2014
Feb. 20, 2014	March 31, 2014	0.2875	3	0.2875	3	0.3125	3

2013
Jan. 28, 2013	March 31, 2013	0.2875	3	0.2875	3	0.3125	3

13. COMMITMENTS

At March 31, 2014, the Corporation has remaining commitments for $75 million related to construction of a new natural gas pipeline in Australia. This amount is expected to be spent within the next twelve months.

20 TRANSALTA CORPORATION / Q1 2014

14. CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

15. SEGMENT DISCLOSURES

A. Reported Segment Earnings (Loss)

3 months ended March 31, 2014	Generation	Energy Trading	Corporate	Total
Revenues	710	65	-	775
Fuel and purchased power	335	-	-	335
Gross margin	375	65	-	440
Operations, maintenance, and administration	112	19	13	144
Depreciation and amortization	129	-	6	135
Inventory writedown	4	-	-	4
Taxes, other than income taxes	7	-	-	7
Intersegment cost allocation	3	(3)	-	-
Operating income (loss)	120	49	(19)	150
Finance lease income	12	-	-	12
Net interest expense				(66)
Foreign exchange loss				(5)
Earnings before income taxes				91

3 months ended March 31, 2013	Generation	Energy Trading	Corporate	Total
Revenues	523	17	-	540
Fuel and purchased power	201	-	-	201
Gross margin	322	17	-	339
Operations, maintenance, and administration	92	7	16	115
Depreciation and amortization	122	-	5	127
Inventory writedown	14	-	-	14
Taxes, other than income taxes	7	-	-	7
Intersegment cost allocation	4	(4)	-	-
Operating income (loss)	83	14	(21)	76
Finance lease income	11	-	-	11
Equity loss	(4)	-	-	(4)
Net interest expense				(62)
Foreign exchange loss				(1)
Loss on assumption of pension obligations				(29)
Loss before income taxes				(9)

Included in the Generation Segment results for the three months ended March 31, 2014 is $7 million (March 31, 2013 - $7 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind and hydro projects.

B. Selected Condensed Consolidated Statements of Financial Position Information

Total segment assets	Generation	Energy Trading	Corporate	Total
March 31, 2014	9,029	216	320	9,565
Dec. 31, 2013 (Restated)*	9,093	244	287	9,624
* See Note 2(A) for prior period restatements.

TRANSALTA CORPORATION / Q1 2014 21

C. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended March 31
	2014	2013
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	135	127
Depreciation included in fuel and purchased power	15	11
Other	-	1
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	150	139

16. SUBSEQUENT EVENTS

A. South Hedland Power Project

On April 15, 2014, the Corporation announced that it had been named the preferred bidder for the South Hedland Power Project in Western Australia. Subject to the finalization of necessary contracts and approvals, the project would see TransAlta build, own and operate a 150MW combined cycle gas power station in South Hedland, Western Australia. The investment is estimated at approximately AUD$550 million. The power station is expected to be delivering power in 2016, with full commissioning in 2017. The development will be fully contracted under 25 year agreements with Horizon Power, a state utility company and Fortescue Metals Group Ltd., a mining company. The project may be expanded to accommodate additional customers at later dates.

B. Secondary Offering of TransAlta Renewables Shares

In April, 2014, the Corporation completed the previously announced secondary offering of 10,950,000 common shares of TransAlta Renewables at a price of $11.40 per common share. In addition, the over-allotment option granted to the syndicate of underwriters, led by CIBC and RBC Capital Markets, was partially exercised for an additional 1,000,000 common shares, also at a price of $11.40 per common share.

The offering resulted in gross proceeds to the Corporation of $136.2 million. The Corporation will use the net proceeds from the offering to reduce indebtedness, to fund growth, and for general corporate purposes. Following completion of the offering, TransAlta owns approximately 70.3 per cent of the common shares of TransAlta Renewables.

22 TRANSALTA CORPORATION / Q1 2014